UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

GeoResources, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

372476101
(CUSIP Number)

Collis P. Chandler, III
Chandler Energy, LLC
475 17th Street, Suite 1210
Denver, Colorado 80202
Telephone: (303) 297-2028
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2011
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box •.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 372476 10 1	Page 1 of 4 Pages

1	NAME OF REPORTING PERSONS Collis P. Chandler, III S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – Exchange of limited liability company membership interests
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 739,911
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 739,911
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 739,911
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
CUSIP No. 372476 10 1	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS Chandler Energy, LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – Exchange of limited liability company membership interests
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* PN (limited liability company)

SCHEDULE 13D
CUSIP No. 372476 10 1	Page 3 of 4 Pages

Explanatory Note: This Amendment No. 1 (this “Amendment”) to Schedule 13D relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Collis P. Chandler, III and Chandler Energy, LLC (“CEL”), initially filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2007, with respect to the common stock, par value $0.01 (the “Common Stock”) of GeoResources, Inc., a Colorado corporation (the “Issuer”).  This Amendment discloses the sale, on January 19, 2011, of 494,500 shares of Common Stock by CEL (the “Current Sale”).  The percentage calculations in the above cover pages and as set forth below are based on the total outstanding common stock of the Issuer, 24,901,566 shares, as reported on the GeoResources, Inc. Prospectus Supplement filed under Rule 424(b)(5) on January 13, 2011.

Items 5 and 6 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth to reflect the foregoing transaction.

Item 5.Interest in Securities of the Issuer

(a)
As of the date hereof, 739,911 shares of the Issuer are held in the name of CEL representing 2.9% of the outstanding Common Stock of the Issuer.  Since Mr. Chandler owns 100% of CEL, he may be deemed the beneficial owner of all such shares.

(b)	As of the date hereof, Mr. Chandler has the sole power to vote and dispose of all shares of Common Stock held by CEL.

(c)
On January 19, 2011, CEL sold 494,500 shares of Common Stock at a public offering price of $25.00 per share, less underwriting discounts and commissions of $1.25 per share, pursuant to an underwritten public offering.

(d)	Not applicable.

(e)	As of January 19, 2011, CEL and Mr. Chandler are no longer the beneficial owners of more than five percent of the Common Stock of the Issuer.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No material change.

Item 7.      Material to be filed as Exhibits

The following exhibits are filed herewith:

Exhibit 99.1    Joint Filing Agreement and Power of Attorney*
_________________

*Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2011

COLLIS P. CHANDLER, III

By:	/s/ Collis P. Chandler, III

CHANDLER ENERGY, LLC

By:	/s/ Collis P. Chandler, III
Name:	Collis P. Chandler, III
Title:	President